March 10, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings

Catherine Brown

Ramin Olson

Andrew Mew

Milwood Hobbs

Re:	ServiceSource International, LLC

Registration Statement on Form S-1

Filed on December 20, 2010

File No. 333-171271

Ladies and Gentlemen:

On behalf of ServiceSource International, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 8, 2011 relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-171271) filed with the Commission on February 25, 2011.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we are enclosing marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.

Consistent with comment five in our letter dated January 18, 2011 regarding the elimination of jargon, please revise your artwork and your disclosure to provide or cross-reference to a brief explanation of what the term SaaS means so that a person

Securities and Exchange Commission

March 10, 2011

not familiar with your industry can understand this term.

The Company advises the Staff that the Company has added a footnote to its artwork and revised its disclosure on page 70 of its amended registration statement to add a plain English explanation of the term SaaS.

2.	Consistent with comment six in our letter dated January 18, 2011 regarding source materials, please provide us with a copy of the “Top 100 Research Corporation, Enterprise Software Top 10” source material referenced on the second page of your artwork, appropriately marked to highlight the sections relied upon. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your artwork, including the submission of any necessary supporting schedules setting forth your analysis of the source material. Please also tell us whether this source(s) is publicly available without cost or at a nominal expense to investors and whether you commissioned this source(s) material.

The Company has supplementally provided the Staff with copies of the materials requested. Additionally, the Company advises the Staff that these sources are publicly available without cost and that the Company did not commission this source material.

3.	We reviewed your responses to comments two and three in our letter dated February 15, 2011 and your revised disclosure in response to these comments and comments six, seven and 17 in our letter dated January 18, 2011 and have the following additional comments:

•

Each time you refer to your $5 billion of service revenue opportunity under management metric at or as of December 31, 2010, please also include the actual value of qualified end customer contracts delivered for the periods for which financial statements are included;

•

Please clarify for investors that service revenue opportunity under management is a forward-looking metric and that the actual value of qualified end customer contracts delivered to you is a historical metric; and

•

Please revise your disclosure to clarify the relationship between service revenue opportunity under management and the actual value of qualified end customer contracts delivered to you for a given year.

Securities and Exchange Commission

March 10, 2011

Please revise your disclosure consistent with this comment or tell us why it is not appropriate to do so.

The Company advises the Staff that it has revised its amended registration statement on pages 1, 11, 38, 39, 40, 69 and 79 to reflect each such disclosure requested by the Staff.

Use of Proceeds, page 32

4.	Please revise your disclosure regarding your use of proceeds to provide the information required by Item 504 of Regulation S-K after giving effect to the amendment and restatement of your revolving credit facility and the repayment of the term loan as disclosed in the penultimate paragraph on page 55 or tell us why it is not appropriate to do so.

The Company advises the Staff that it has revised the disclosure on page 31 of its amended registration statement to include in the use of proceeds the repayment of amounts outstanding under the revolving credit facility and to describe the use of proceeds of such revolving credit facility pursuant to Item 504 of Regulation S-K, including Instruction 4 thereof.

Management’s Discussion and Analysis of Financial Condition and Results of…, page 39

Key Business Metrics, page 40

5.	Please revise to disclose how you determine the actual value of qualified end customer contracts delivered to you. Please also disclose this metric for the year ended December 31, 2008 throughout your registration statement, as appropriate.

The Company advises the Staff that it has added disclosure on page 40 of its amended registration statement regarding its calculation of actual value of qualified end customer contracts delivered to the Company. The Company further advises the Staff that it has disclosed this metric for the year ended December 31, 2008 throughout its amended registration statement, as appropriate.

Renewal Rates, pages 41 and 42

6.	Please revise your disclosure to include your actual contract renewal rates for all periods presented.

The Company respectfully notes that, as discussed with Mr. Hobbs of the Staff, “renewal rates” and “close rates” are synonymous and used interchangeably in its amended registration statement. Therefore, as noted in our response to comment seven of the Staff’s letter of January 18, 2011 with respect to the disclosure of close rates, the Company believes that the requested disclosure of renewal rates would not provide any incremental material disclosure to investors with respect to the Company’s business beyond what is already presented and would cause competitive harm to the Company.

Securities and Exchange Commission

March 10, 2011

The Company has added disclosure to clarify that “renewals rates” and “close rates” are used interchangeably on page 41 of its amended registration statement

Results of Operations, page 47

Years Ended – December 31, 2010 and 2009, page 48

7.	We note you provide several factors such as new customers, expanded engagements with existing customers and the ramp of customers from prior periods that contributed to the increase of actual value of qualified customer contracts available for you to sell in 2010. Please revise your discussion to indicate the amount or percent of the increase in revenues in 2010 that was contributed by each of the factors you provide. Refer to Item 303(a) of Regulation S-K.

The Company advises the Staff that the Company has revised the discussion on page 48 of its amended registration statement to include the requested disclosures.

8.	We note your disclosure that the 38% increase in net revenues in 2010 reflects an increase of the number and value of service contracts sold on behalf of your customers. Please revise your disclosure to quantify both the increase in net revenues attributable to an increase in the number and value of service contracts sold as well as the decrease due the loss of revenues from Sun Microsystems.

The Company advises the Staff that the Company has revised the discussion on page 48 of its amended registration statement to include the requested disclosures.

Common Stock Valuations, page 62

9.

Please refer to the valuation of common stock at December 31, 2010 and the response to comment 22 in our letter dated January 18, 2011. We note the December 31, 2010 contemporaneous independent valuation of your common stock at $6.20 per share. We also note your reassessment of the valuation at December 16, 2010 and that you subjectively applied a discount to the preliminary IPO price range to arrive at the

Securities and Exchange Commission

March 10, 2011

valuation of $7.25 per share at that date for accounting purposes. We note your explanations that the subjective adjustment was due to the proximity of the December 16, 2010 stock option grants to the preliminary IPO price range and the proximity of the offering you contemplated and the receipt of SEC comments. However, we remain unclear regarding the reasonableness of your valuation of $7.25 per share at December 16, 2010 using an arbitrary discount to the preliminary IPO price range. It also appears that you are applying the benefits of hindsight in valuing your common stock rather than relying upon the more preferable contemporaneous independent valuation based on the best information available at December 31, 2010. Please explain. We may have further comments.

As disclosed on pages 60-62 of the Company’s amended registration statement, stock-based compensation represents a critical accounting policy and estimate for the Company. For stock-based compensation and other balances, particularly those that require judgment and estimation, the Company considers all relevant information, including information available after the balance sheet date but prior to the issuance of its financial statements, in order to determine the reasonableness and appropriateness of amounts recorded in its financial statements.

As discussed in its February 25, 2011 letter to the Staff regarding stock-based compensation, the Company considered a number of factors in estimating the fair value of options awarded on December 16, 2010 and reported these factors in its 2010 audited financial statements included in the Amended Registration Statement filed on February 25, 2011. A principle factor in developing the estimate was the preliminary pricing range of $7.50 to $9.00 per share to be included on the cover of the Company’s preliminary prospectus. This pricing range was information that the Company obtained after it had received its independent third-party valuation report as of December 31, 2010 and dated January 25, 2011, but prior to the issuance of its financial statements for the year-ended December 31, 2010, and was considered by management to be the best per-share IPO pricing information available to it that was applicable to the December valuation date.

Securities and Exchange Commission

March 10, 2011

In arriving at the $7.25 fair value per share used for financial reporting purposes for options awarded on December 16, 2010, we respectfully advise the Staff that management did not apply an arbitrary discount to the IPO price, but rather applied the following calculations and considered the following significant factors in making the determination as to fair value.

1.	The Company evaluated the fair value of its common stock based on linear interpolation from a fair value of $4.95 per share as estimated by the valuation specialist as of June 30, 2010 (the most recent valuation used by management in its accounting for option grants in the financial statements), to a fair value of $8.25 per share at February 24, 2011, the then-proposed mid-point of the price range on the preliminary prospectus.

The Company believes a linear interpolation is reasonable as management is not aware of any discrete events, including changes in market conditions, which would materially impact the Company’s enterprise value in an IPO scenario from December 16, 2010 to February 25, 2011. The Company attributed the change in value per-share during this period to the increasing probability of an IPO and the declining discount for the time value of money over this period as compared with the Probability Weighted Expected Return Method (“PWERM”) assumptions applied in the prior independent third party valuation as of June 30, 2010.

Securities and Exchange Commission

March 10, 2011

2.	Additional consideration was also given the to the analysis prepared by the independent valuation specialist at December 31, 2010 using the PWERM, under which a per share fair value of $6.20 had been computed as follows:

PWERM Scenario	Estimated Per Share Value	Probability of Outcome	Weighted Per Share Value
IPO	$6.52	70%	$4.56
Sale	$6.16	10%	$0.62
Private Company	$5.12	20%	$1.02
Liquidation	$0.58	0%	$0.00
Value based on probability-weighted scenarios			$6.20

Using both the valuation specialist’s analysis and the data from the preliminary pricing range, the Company assessed the reasonableness of its $7.25 valuation by computing the per share value using the inputs from the PWERM analysis above, updated to reflect the estimated per share value in the IPO scenario of $8.25.

PWERM Scenario	Estimated Per Share Value		Probability of Outcome	Weighted Per Share Value
IPO	$8.25	(1)	70%	$5.77
Sale	$6.16		10%	$0.62
Private Company	$5.12		20%	$1.02
Liquidation	$0.58		0%	$0.00
Value based on probability-weighted scenarios				$7.41

(1)	The valuation specialist’s report at December 31, 2010 reflected and estimated per share value under an IPO scenario of $6.52 per share. All other amounts in the above table are consistent with the valuation specialist’s PWERM analysis at December 31, 2010.

The estimated value of $7.41 under this revised PWERM analysis is materially consistent with the $7.25 value determined through the linear interpolation. Management concluded that this further supported the reasonableness of the Company’s conclusion of $7.25 as the estimated fair value per share at December 16, 2010.

Securities and Exchange Commission

March 10, 2011

After considering the factors above, the Company concluded that the $7.25 fair value used for financial reporting purposes for the December 16, 2010 grants appears reasonable based on both information available to management at the time it prepared its December 31, 2010 financial statements and the contemporaneous valuation analysis dated December 31, 2010.

The Company supplementally advises the staff that the incremental stock-based compensation resulting from use of the $7.25 per share fair value used for financial reporting purposes for the December 16, 2010 grants was approximately $30,000 which has been recorded in the Company’s 2010 financial statements.

Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

Our Compensation Programs, page 96

Variable Pay, page 98

10.	We note your disclosure that the Board “exercised discretion in approving the final payment for the full year 2010.” Please revise this sentence to add a statement to the effect that the Board approved the final payment for the full year 2010 despite the company not meeting the established financial goals.

The Company advises the Staff that it has revised the disclosure on page 99 of its amended registration statement to include the requested clarification.

2011 Corporate Incentive Bonus Plan, page 101

11.	In the last paragraph under this heading, you disclose that Mr. Sturgeon’s 2011 bonus structure is tied to achievement of a minimum level of operational efficiency within his organization. Please revise to describe the factors the compensation committee will consider in determining whether Mr. Sturgeon has achieved a minimum level of operational efficiency within his organization.

The Company advises the Staff that is has revised the disclosure on page 104 of its amended registration statement to include a description of the components of Mr. Sturgeon’s 2011 CIP bonus structure that are assessed in determining whether Mr. Sturgeon has achieved the minimum level of operational efficiency within his organization.

Principal and Selling Stockholders, page 123

12.

For the entities for which you have not done so already, in the footnotes to your table, please identify the natural persons or the publicly registered companies who exercise sole or shared voting or investment powers with respect to the shares disclosed or tell

Securities and Exchange Commission

March 10, 2011

us why it is not appropriate for you to do so. Refer to Item 7 of Form S-1 and Item 507 of Regulation S-K. For additional guidance, please also refer to Question and Answer 140.02 and Interpretive Response 240.04 in our Regulation S-K Compliance and Disclosure Interpretations located on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company advises the Staff that it has revised the table of beneficial ownership on pages 126-127 of its amended registration statement to identify the natural persons who exercise sole or shared voting or investment powers with respect to the entities that did not yet have such disclosure, and has completed the table to add such required information for all other selling stockholders.

*        *        *         *        *

Securities and Exchange Commission

March 10, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to me at (650) 849-3223. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries Tony Jeffries

Enclosures

cc (w/o encl.):	Paul Warenski
ServiceSource International, LLC

David Oppenheimer, CFO
ServiceSource International, LLC

Jeffrey D. Saper, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP